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February 8, 2023

Via Email and Edgar

Kibum Park

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:BAKHU HOLDINGS, CORP. (the “Registrant”)

Registration Statement on Form S-1

Filed:  November 29, 2022

File No. 333-268581

Dear Mr. Park:

Having been advised that the staff of the Commission has no further comments to the Registrant’s Registration Statement on Form S-1 (File No. 333-268581) filed on November 29, 2022, and subsequently amended, the Registrant, Bakhu Holdings, Corp., pursuant to Rule 461 under the Securities Act of 1933, as amended hereby requests acceleration of the effective date of the Registration Statement to Friday, February 10, 2022 at 12:00 Noon, Eastern time, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1(the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

Bakhu Holdings, Corp.

/s/ Evripides Drakos

Evripides Drakos

President and Chief Executive Officer